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                        EXHIBIT 12(a)

             CHASE PREFERRED CAPITAL CORPORATION
      Computation of ratio of earnings to fixed charges
                        (Unaudited)

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
                    For the Six Months Ended June 30, 1997
                          (in thousands, except ratio):
Net income                              $40,479

Fixed charges:
   Advisory fees                            125

Total fixed charges                         125

Earnings before fixed charges           $40,604

Fixed charges, as above                 $   125

Ratio of earnings to fixed charges       324.83





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